SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Isle of Capri Casinos, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

147575104
(CUSIP Number)

Robert L. Newmark

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102

(314) 259-2000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

04/30/2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__]

(Continued on following pages)

CUSIP No. 147575104                                 Schedule 13D                                                Page 1 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JEFFREY D. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,912 shares
	8	SHARED VOTING POWER 12,786,358 shares
	9	SOLE DISPOSITIVE POWER 831,912 shares
	10	SHARED DISPOSITIVE POWER 12,786,358 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,618,270 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 2 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) RICHARD A. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,292 shares
	8	SHARED VOTING POWER 12,786,358 shares
	9	SOLE DISPOSITIVE POWER 684,292 shares
	10	SHARED DISPOSITIVE POWER 12,786,358 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,470,650 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 3 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ROBERT S. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 809,299 shares
	8	SHARED VOTING POWER 13,326,358 shares
	9	SOLE DISPOSITIVE POWER 809,299 shares
	10	SHARED DISPOSITIVE POWER 13,326,358 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,135,657 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 4 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) GOLDSTEIN GROUP, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,898,243 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,898,243 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,243 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 147575104                                 Schedule 13D                                                Page 5 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) B.I.J.R.R. ISLE, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,273,115 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,273,115 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,273,115 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 147575104                                 Schedule 13D                                                Page 6 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) B.I. ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,502,625 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,502,625 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,502,625 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 7 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ROB ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 8 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) RICH ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 9 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JEFF ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                              Page 10 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) I.G. ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 570,490 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 570,490 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,490 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                              Page 11 of 17

EXPLANATORY NOTE:  This Amendment No. 5 is being made to reflect that the persons filing this Schedule 13D (the “Filing Persons”) have entered into an Agreement, dated as of April 30, 2010 (the “Agreement”).  Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein are brothers and serve in various fiduciary capacities with respect to the Filing Persons and other family trusts or entities (collectively, the “Goldstein Family”) that have or may acquire beneficial ownership of the shares of common stock, par value $.01 per share (the “Common Stock”), of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle of Capri” or the “Issuer”).  As a result of planning for management of Goldstein Family  investments following the passing of Bernard Goldstein, the Filing Persons have entered into the Agreement to coordinate with each other to ensure their interests are appropriately considered by the Board of Directors of Isle of Capri.  By virtue of the Agreement, the Filing Persons may be deemed to have formed a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of Isle of Capri.  Isle of Capri’s principal executive offices are located at 600 Emerson Road, Suite 300, St. Louis, Missouri, 63141.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership.

(a) - (c)

Jeffrey D. Goldstein is a Director of Isle of Capri and the brother of Richard A. Goldstein and Robert S. Goldstein.  Jeffrey D. Goldstein is the Chairman and President of Alter Company, a wholly-owned subsidiary of the Goldstein Group, Inc., whose principal business is the transportation of commodities on the inland waterways and the Vice Chairman of the Board and President of Goldstein Group, Inc.  Jeffrey D. Goldstein’s business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

Richard A. Goldstein is a Director of Isle of Capri and the brother of Jeffrey D. Goldstein and Robert S. Goldstein, Vice President of Alter Trading Corporation, a wholly-owned subsidiary of the Goldstein Group, Inc., whose principal business is scrap metal recycling and Executive Vice President of Goldstein Group, Inc.  Richard A. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141.  Alter Trading Corporation has no ownership of securities of Isle of Capri.

Robert S. Goldstein is a Director and Vice Chairman of Isle of Capri, and the brother of Jeffrey D. Goldstein and Richard A. Goldstein.  Robert S. Goldstein is the Chairman, Chief Executive Officer and President of Alter Trading Corporation and has been associated with that company since 1977 and is the Chairman of the Board and CEO of Goldstein Group, Inc.  Mr. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141.

Goldstein Group, Inc. is an Iowa corporation which was formed by the Goldstein family as a holding company.  The Goldstein Group, Inc. owns 100% of the shares of the Alter Company and Alter Trading Corporation.  Its business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

B.I.J.R.R. Isle, Inc. is a Missouri corporation wholly-owned by members of the Goldstein family.  It is the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership, L.P.  Robert S. Goldstein, Richard A. Goldstein and Jeffrey D. Goldstein are each a Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc.  The address for B.I.J.R.R. Isle, Inc. is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

CUSIP No. 147575104                                 Schedule 13D                                              Page 12 of 17

B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership, L.P. are Missouri limited partnerships established to facilitate a number of planning objectives for the Goldstein family.  The limited partnership interests of B.I. Isle Partnership, L.P. were held initially by Bernard Goldstein and his spouse, Irene Goldstein.  The limited partnership interests of Rob Isle Partnership, L.P. were held initially by Robert S. Goldstein.  The limited partnership interests of Rich Isle Partnership, L.P. were held initially by Richard A. Goldstein.  The limited partnership interests of Jeff Isle Partnership, L.P. were held initially by Jeffrey D. Goldstein.  The limited partnership interests of I.G. Isle Partnership, L.P. were held initially by Irene Goldstein.  The address for each of these limited partnerships is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

(d) - (e)

During the last five years, none of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the persons filing this report is the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

Except as set forth herein, the Filing Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Filing Persons intends to review its holdings in the Issuer from time to time.  Depending upon various factors, the Filing Persons may at any time determine to sell all or part of their holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.  These factors include, without limitation:

•           the price and availability of the Common Stock,

•           subsequent developments affecting the Issuer,

•           the business prospects of the Issuer,

•           global and U.S. market and economic conditions,

•           tax and estate planning considerations,

•           other investment and business opportunities available to the Filing Persons,

•           changes in law or government regulations,

CUSIP No. 147575104                                 Schedule 13D                                              Page 13 of 17

•           the costs associated with maintaining the public listing of the Issuer,

•           discussions with the Issuer’s Board of Directors, management and third parties, and

•           other factors deemed relevant by the persons filing this schedule.

*        *        *        *        *        *

Each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein is a member of the Board of Directors of Isle of Capri.  In such capacities, each of them is party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) of Schedule 13D.  Responses set forth herein refer to plans or proposals of the Filing Persons only, and are not intended to include decisions of Isle of Capri in which Jeffrey D. Goldstein, Robert S. Goldstein or Richard A. Goldstein may participate as members of the Board of Directors of Isle of Capri.  Each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein expressly disclaims any obligation to report on any plans or proposals with respect to the transactions described in this Item 4 that develop solely as a result of his  involvement in the ongoing management of Isle of Capri as a member of its Board of Directors.

The Filing Persons have explored the possibility of transferring the shares of Common Stock reported herein to a newly created entity organized by members of the Goldstein Family for the collective ownership of such shares.  Any such transfer would be subject to compliance with applicable gaming and other laws and regulations.  As of the date hereof, the Filing Persons have not determined whether or not to pursue such transfers.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)       As of the date of this Schedule 13D, the persons filing this Schedule 13D beneficially owned in the aggregate 15,651,861 shares or approximately 48.2% of the issued and outstanding shares of Isle of Capri.  The percentage above is calculated based upon the net 32,445,488 shares outstanding (which number excludes shares held by Isle of Capri) on March 3, 2010.

(b)       The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D:

Name	Sole Voting	Shared Voting	Sole Dispositive Power	Shared Dispositive Power

Jeffrey D. Goldstein

Richard A. Goldstein

Robert S. Goldstein

Goldstein Group, Inc.

B.I.J.R.R. Isle, Inc.

B.I. Isle Partnership, L.P.

Rob Isle Partnership, L.P.

Rich Isle Partnership, L.P.

Jeff Isle Partnership, L.P.

I.G. Isle Partnership, L.P.

	831,912 684,292 809,299 2,898,243 (4) 9,273,115 (5), (6) 4,502,625 (6) 1,400,000 (6) 1,400,000 (6) 1,400,000 (6) 570,490 (6)	12,786,358 (1) 12,786,358 (2) 13,326,358 (3) 0 0 0 0 0 0 0	831,912 684,292 809,299 2,898,243 (4) 9,273,115 (5), (6) 4,502,625 (6) 1,400,000 (6) 1,400,000 (6) 1,400,000 (6) 570,490 (6)	12,786,358 (1) 12,786,358 (2) 13,326,358 (3) 0 0 0 0 0 0 0

___________________

CUSIP No. 147575104                                 Schedule 13D                                              Page 14 of 17

(1)         Includes 9,273,115 shares of which Jeffrey D. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc. (the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership, L.P.), has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Jeffrey D. Goldstein has indirect beneficial ownership, 540,000 shares held in the Richard A. Goldstein Irrevocable Trust, of which Jeffrey D. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(2)         Includes 9,273,115 shares of which Richard A. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc. has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Richard A. Goldstein has indirect beneficial ownership, 540,000 shares held in the Jeffrey D. Goldstein Irrevocable Trust, of which Richard A. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(3)         Includes 9,273,115 shares of which Robert S. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc., has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Robert S. Goldstein has indirect beneficial ownership, 540,000 shares held in the Richard A. Goldstein Irrevocable Trust, of which Robert S. Goldstein, as co-trustee, has indirect beneficial ownership, 540,000 shares held in the Jeffrey D. Goldstein Irrevocable Trust, of which Robert S. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(4)         Shares owned by Goldstein Group, Inc. are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein.

(5)         B.I.J.R.R. Isle, Inc. is the general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership, L.P. and, as such, has indirect beneficial ownership of the shares held by each limited partnership.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(6)         Jeffrey D. Goldstein, Richard A. Goldstein, and Robert S. Goldstein, each as a Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc., have indirect beneficial ownership and report shared voting and dispositive power as to these shares.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

Except to the extent expressly stated herein, each Filing Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Filing Person.

CUSIP No. 147575104                                 Schedule 13D                                              Page 15 of 17

(c)       The persons filing this Schedule 13D did not engage in any transactions in shares of Isle of Capri during the last 60 days.

(d)       To the knowledge of the persons filing this Schedule 13D, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Filing Persons have entered into an Agreement, dated as of April 30, 2010 (the “Agreement”),  related to their ownership in the Issuer’s stock.  The Agreement includes, but is not limited to an agreement by the parties to (i) coordinate their efforts with each other with respect to their ownership of securities of the Issuer and ensure the interests of the Goldstein Family are appropriately considered by the Board of Directors of the Issuer, (ii) notify the other parties of any purchase or sale of the Issuer’s securities, and (iii) jointly approve any filing with the Securities Exchange Commission, press release or stockholder communication by a party.  Any party to the Agreement may terminate its obligations under the Agreement on at least 48 hours’ written notice to the other parties.  A copy of the Agreement is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

Other than the Agreement and each respective limited partnership agreement of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P. and I.G. Isle Partnership, L.P., to the best knowledge of the Filing Persons, there is no other contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Isle of Capri, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             Exhibit     Description

             99.1          Joint Filing Agreement and Power of Attorney dated as of March 13, 2000 incorporated by reference to the Schedule 13D filed March 14, 2000.

             99.2          Joint Filing Agreement and Power of Attorney dated as of February 5, 2002 incorporated by reference to Amendment No. 1 to Schedule 13D filed February 5, 2002.

             99.3          Joint Filing Agreement and Power of Attorney dated as of March 24, 2003 incorporated by reference to Amendment No. 2 to Schedule 13D filed March 24, 2003.

             99.4          Joint Filing Agreement and Power of Attorney dated as of April 30, 2010.

             99.5          Agreement dated as of April 30, 2010.

CUSIP No. 147575104                                 Schedule 13D                                              Page 16 of 17

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2010

/s/ Jeffrey D. Goldstein*
Jeffrey D. Goldstein

/s/ Richard A. Goldstein*
Richard A. Goldstein

/s/ Robert S. Goldstein*
Robert S. Goldstein

GOLDSTEIN GROUP, INC.
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I.J.R.R. ISLE, INC.
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I. ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

ROB ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

RICH ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

CUSIP No. 147575104                                 Schedule 13D                                              Page 17 of 17

JEFF ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

I.G. ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

*By	/s/ Robert S. Goldstein
Robert S. Goldstein
Attorney-in-Fact